The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

May 9, 2018

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

This letter responds to comments you provided telephonically to me, Michelle Lombardo, Michelle Houser, Corey Rose and Alexander Karampatsos on April 26, 2018, in connection with your review of three registration statements on Form N-14 (each, a “Registration Statement” and collectively, the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on April 13, 2018. The Registration Statements were filed in connection with certain proposed Reorganizations in which (i) The Hartford Municipal Opportunities Fund will acquire all of the assets of The Hartford Municipal Real Return Fund, (ii) Hartford International Equity Fund will acquire all of the assets of Hartford Global Equity Income Fund, and (iii) Hartford Schroders Emerging Markets Multi-Sector Bond Fund will acquire all of the assets of Hartford Schroders Emerging Markets Debt and Currency Fund, in each instance in exchange for shares of the respective acquiring fund and the assumption by such acquiring fund of the liabilities of each respective acquired fund.

On behalf of the Registrants, we have reproduced your questions/comments below and immediately thereafter have provided the Registrants’ responses or described how the Registrants will address your comments in a post-effective amendment to the Registration Statements to be filed pursuant to Rule 485(b) under the Securities Act.  Capitalized terms have the same meaning as defined in the Registration Statements.

Comments Applicable to all of the Registration Statements

(1)         Comment:  The Question and Answer (“Q&A”) section includes an estimate of what portion of the Acquired Fund’s portfolio assets, if any, will be sold prior to the consummation of the Reorganization.  Please confirm this estimate includes all sales in connection with the Reorganization, whether before or after the Reorganization.

Response:  The Registrants confirm this estimate includes all sales in connection with the Reorganization.

(2)         Comment: The Q&A section discloses the dollar amount of the repositioning costs.  Please also express this amount in basis points.

Response:  The Registrants have revised the disclosure consistent with this comment.

(3)         Comment: Please clarify who will manage the Acquiring Fund after the closing of the Reorganization.

Response:  The Registrants have revised the disclosure consistent with this comment.

(4)         Comment: In the section entitled “Board Considerations and Benefits of the Reorganization,” it references “HFMC’s belief that the Reorganization provides a better resolution for the Acquired Fund than other options.”  Please elaborate on these “other options” (i.e., merger with another fund or liquidation of the fund).

Response:  The Registrants have revised the disclosure consistent with this comment.

(5)         Comment: In the section entitled “Board Considerations and Benefits of the Reorganization,” it states “The Reorganization may result in some potential benefits to HFMC and its affiliates, including cost savings resulting from managing one Combined Fund rather than two separate Funds.”  Please elaborate on these benefits.  For instance, if HFMC will benefit from having to waive less management fees, please indicate.

Response:  The Registrants have revised the disclosure consistent with this comment.

(6)         Comment: Confirm that the fees presented in the fee tables are current in accordance with Item 3 of Form N-14.

Response: The Registrants confirm that the fees presented in the fee tables are current in accordance with Item 3 of Form N-14.

(7)         Comment: In order to reflect to the expense limitation arrangements in the fee table for the Acquiring Fund, the expense limitation arrangements will need to remain in effect for at least one year from the effective date of the registration statement on Form N-14.  Please either remove the reference to these arrangements or extend the expense limitation arrangement.

Response:  The expense limitation arrangement for each Acquiring Fund has been extended until May 31, 2019 and as a result, the disclosure has been updated to reflect this change.

(8)         Comment: It appears that the “other expenses” reflected in the fee table were restated to reflect the current transfer agency fees.  Please explain supplementally the nature of the restatement and why some expense ratios are higher and others expense ratios are lower as a result of the restatement.

Response: Effective November 1, 2017, the Funds entered into an Amended and Restated Transfer Agency Agreement.  Pursuant to this agreement, each Fund pays Hartford Administrative Services Company (“HASCO”) a transfer agency fee payable monthly with respect to each share class of the Fund based on the lesser of (i) the costs of providing or overseeing transfer agency services provided to such Fund, including any sub-transfer agency fees paid by HASCO to any sub-transfer agents or other financial intermediaries, plus a target profit margin; or (ii) a Specified Amount (as defined in the transfer agency agreement).  Previously, HASCO was compensated on a per account basis that varied by account type, except with respect to Class Y, for which it was compensated based on average daily net assets.  Each Fund’s “other expenses” were restated to reflect the new transfer agency fee arrangement as if it were in effect during the previous fiscal year pursuant to Instruction 3(d)(ii)(B) to Item 3 of Form N-1A.  As a result of the changes to the transfer agency fee structure, certain expense ratios are higher and others are lower.

(9)         Comment: In the pro forma capitalization table, please include a column or a footnote that shows or explains the pro forma adjustments.

Response:  The Registrants have revised the disclosure consistent with this comment.

(10)  Comment:  Please include either the financial highlights table for the Acquired Fund or incorporate the financial highlights by reference for the Acquired Fund.

Response:  The Registrants have incorporated by reference the Acquired Fund’s financial highlights.

(11)  Comment: In the section entitled “Pro Forma Financial Information” in the Statement of Additional Information, please revise the second sentence in the first paragraph to indicate that the Acquiring Fund will be the accounting survivor of the Reorganization.

Response:  The Registrants have revised the disclosure consistent with this comment.

(12)  Comment: Under the heading “Pro Forma Financial Information - 3. Pro Forma Expense Adjustments” in the Statement of Additional Information, please update the Pro Forma Expense Adjustments table to (a) add any relevant footnotes related to the restatement of fees and (b) quantify the adjustments in basis points.

Response:  The Registrants have revised the disclosure consistent with this comment.

Comments Applicable to Specific Registration Statements:

(13)  Comment: With respect to the Combined Information Statement/Prospectus related to the Reorganization of the Hartford Global Equity Income Fund into the Hartford International Equity Fund, please include a footnote to the fee table that indicates that the management fees were restated to reflect current fees for the Acquiring Fund consistent with the March 1, 2018 prospectus.

Response:  The Registrant has revised the disclosure consistent with this comment.

(14)  Comment:  The bar chart returns for the Hartford International Equity Fund reflect 18.43% for both 2012 and 2013.  Please confirm this is accurate.

Response:  The Registrant confirms that the return information is accurately reflected.

(15)  Comment: Please update the response to question 5 in the Q&A section in the Combined Proxy Statement/Prospectus related to the proposed Reorganization of The Hartford Municipal Real Return Fund into The Hartford Municipal Opportunities Fund to reflect whether the investment adviser and its affiliates will bear the costs associated with the Reorganization whether or not the Reorganization is consummated.

Response:  The Registrant has revised the disclosure consistent with this comment.

(16)  Comment: Under the heading “Pro Forma Financial Information - 7. Portfolio Realignment” in the Statement of Additional Information related to the Reorganization of Hartford Schroders Emerging Markets Debt and Currency Fund into the Hartford Schroders Emerging Markets Multi-Sector Bond Fund, please provide further explanation of the types of securities that will be sold prior to the consummation of the Reorganization.

Response:  The Registrant has revised the disclosure to clarify that a significant portion of the securities to be sold are Treasury bills.

(17)  Comment: Please update the pro forma capitalization table as well as the narrative pro forma financial information in the Statement of Additional Information to reflect information for Class R3, Class R4 and Class R5 of the Hartford Schroders Emerging Markets Multi-Sector Bond Fund even though these classes are not involved in the Reorganization.

Response:  The Registrant has revised the disclosure consistent with this comment.

If you have any further comments or questions, please contact me at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc:                                Michelle Lombardo

Corey Rose